UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 12, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cheniere Energy Partners LP Holdings, LLC

File No. 333-191298 – CF#30181

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Cheniere Energy Partners LP Holdings, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 20, 2013, as amended.

Based on representations by Cheniere Energy Partners LP Holdings, LLC that this information qualifies as confidential commercial or financial information und1er the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.40	through December 20, 2017
Exhibit 10.43	through December 20, 2017
Exhibit 10.44	through December 20, 2017
Exhibit 10.45	through December 20, 2017
Exhibit 10.46	through December 20, 2017
Exhibit 10.47	through December 20, 2017
Exhibit 10.48	through December 20, 2017
Exhibit 10.49	through December 20, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary